September 2, 2005

Mr. George Ohsiek
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: IPALCO Enterprises, Inc.
Comment Letter/Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 24, 2005
Forms 10-Q for Fiscal Quarters Ended March 31, 2005 and June 30, 2005
File No. 1-8644

Dear Mr. Ohsiek:

We have received your comment letter dated August 24, 2005, addressed to Mr. Barry J. Sharp, Executive Vice President and Chief Financial Officer of The AES Corporation. We appreciate you making yourselves available for our questions in the teleconference we had. Per our conversation, we offer the following responses.

  We have considered the disclosure requirements of SAB 5:Y and have addressed the material applicable provisions in our existing disclosure.
  All asbestos claims settled to date by IPALCO Enterprises, Inc. or any of its subsidiaries have been nominal both on a gross basis and net of insurance recoveries.
  We do not have any accrual for asbestos contingencies, as we have been unable to estimate the amount of losses.
  We will modify the asbestos disclosure in our Form 10-Q for the quarterly period ended September 30, 2005 to include the following additional language (assuming that it is still true at the time of filing):
    It is possible that material additional loss with regard to the asbestos lawsuits could be incurred. At this time, an estimate of additional loss cannot be made.
  In addition, we will remove the following phrase from our disclosure:
    Although we do not believe that any of the pending asbestos suits in which IPL is a named defendant will have a material adverse effect on IPALCO's business or operations
  The number of claimants included in the lawsuits pending against IPL is not significantly different than the number of pending lawsuits.

We do not believe any amendment to our Form 10-K for the annual period ended December 31, 2004 or to our Forms 10-Q for the quarterly periods ended March 31, 2005 or June 30, 2005 is necessary.

In connection with responding to your comments, we acknowledge the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can provide any further information or if the staff would like to discuss our responses, please call me at 317-261-8561 or our Controller, Frank Marino, at 317-261-8700.

Sincerely,

/s/ Hamsa Shadaksharappa

Hamsa Shadaksharappa
Senior Vice President - Financial Services,
Chief Financial Officer, Secretary and Director